UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

R1 RCM INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00438V103
(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 27th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Joseph R. Impicciche

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings, LP disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS Ramez Sousou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.K.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ramez Sousou disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No.	00438V103

1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 179,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 179,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 179,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 56.3% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 139,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant. The Warrant was issued by the Issuer to the Reporting Persons upon Closing of the Purchase (which occurred on February 16, 2016). The shares of Common Stock were issued by the Issuer to the Reporting Persons upon the closing of the Transaction (which occurred on January 15, 2021). See Items 2 and 6.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 261,934,432 shares of Common Stock outstanding as of May 21, 2021 as reported by the Issuer in its Prospectus Supplement filed with the SEC on May 28, 2021, (2) 16,750,000 shares of Common Stock sold in connection with the Offering, and (3) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 98,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Ramez Sousou and Ascension Health Alliance d/b/a Ascension (together, the “Reporting Persons”) with the Securities Exchange Commission (the “Commission”) on February 16, 2021, as amended on July 11, 2016, September 9, 2016, April 3, 2017, January 2, 2018, February 23, 2018, May 8, 2018, July 2, 2018, July 2, 2019, September 23, 2020, January 6, 2021 and January 15, 2021 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 12 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Underwritten Secondary Offering of Warrant Shares

On May 25, 2021, the Issuer filed with the SEC an automatic shelf registration statement on Form S-3 registering for public resale, as provided for therein, shares of Common Stock underlying the Warrant beneficially owned by the Partnership (the “Secondary Offering Shares”).

On May 26, 2021, the Partnership entered into an Underwriting Agreement (the “Underwriting Agreement”) with certain underwriters, including Barclays Capital Inc. and J.P. Morgan Securities LLC as representatives for the other underwriters named in the Underwriting Agreement (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Partnership agreed to sell 14,500,000 Shares (the “Base Shares”) to the Underwriters at a price of $21.825 per share (the “Base Offering”). In addition, the Partnership granted the Underwriters an option to purchase up to an additional 2,250,000 Shares (the “Overallotment Option Shares”), which option was fully exercised by the Underwriters on May 28, 2021 (the “Overallotment Option Offering,” together with the Base Offering, the “Secondary Offering”).

In connection with the Secondary Offering, the Partnership entered into a customary 60-day “lock-up” agreement with the Underwriters, dated May 26, 2021 (the “Lock-up Agreement”). On May 26, 2021, Mr. Moszkowski entered into a lock-up agreement on substantially the same terms as the Lock-Up Agreement in his capacity as a director of the Issuer.

On May 27, 2021, the Partnership exercised, on a cashless basis, a portion of the Warrant, resulting in the Issuer’s withholding of 2,412,646 shares of Common Stock underlying the Warrant to satisfy the exercise price and issuing to the Partnership the remaining 14,500,000 shares of Common Stock.

On May 28, 2021, the Partnership exercised, on a cashless basis, a portion of the Warrant to purchase the Overallotment Option Shares from the Issuer for $3.50 per share, resulting in the Issuer’s withholding of 372,499 shares of Common Stock underlying the Warrant to satisfy the exercise price and issuing to the reporting person the remaining 2,250,000 shares of Common Stock.

On June 1, 2021, the Partnership consummated the Base Offering.

On June 2, 2021, the Partnership consummated the Overallotment Option Offering.

The foregoing descriptions of the Underwriting Agreement and Lock-up Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Underwriting Agreement is filed as Exhibit 7.14 hereto and the Lock-up Agreement is attached as Exhibit A to the Underwriting Agreement. The full text of both agreements are incorporated herein by reference.

ITEM 5.  Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)	In the aggregate, the Reporting Persons may be deemed to beneficially own, as of the date hereof, an aggregate of 179,754,055 shares of Common Stock, including 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant.

(b)	Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to the 179,754,055 shares of Common Stock, including 40,464,855 shares of Common Stock that may be issued upon the exercise of the Warrant. Each of TI IV ACHI Holdings GP, LLC, TCP-ASC ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski and Ramez Sousou disclaims beneficial ownership of 80,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein). Ascension disclaims beneficial ownership of 98,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

The following document is filed or incorporated by reference as an exhibit to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.14	Underwriting Agreement, dated as of May 26, 2021, by and among the Issuer, the Selling Stockholders and Barclays Capital Inc. and J.P. Morgan Securities LLC, as representatives of the Underwriters (attached as Exhibit 1.1. to the Issuer’s Current Report on Form 8-K (File No. 001-34746) filed with the Securities and Exchange Commission on June 1, 2021 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2021

TCP-ASC ACHI SERIES LLLP

By:	TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

[Signature Page to 13D Amendment]

TI IV ACHI HOLDINGS, LP

By:	TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

RAMEZ SOUSOU

/s/ Ramez Sousou
Ramez Sousou

ASCENSION HEALTH ALLIANCE

By:	/s/ Anthony J. Speranzo
Name:	Anthony J. Speranzo
Title:	Executive Vice President & Chief Financial Officer

[Signature Page to 13D Amendment]